FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 7, 2003

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

October 7, 2003

#03-22

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

GEOPHYSICS AND DRILLING PLANNED ON NEVADA PROJECTS

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) is pleased to announce that a detailed ground magnetic survey is underway on its Pasco Canyon Project located in Nye County, Nevada.  The geophysical program is designed to provide priority targets for a drill program scheduled upon completion and interpretation of the survey results.  The property hosts an upper level volcanic hosted epithermal gold system outcropping on the edges of a range front and interpreted by geophysics to extend under a pediment adjacent to the outcrop.  The Pasco Canyon property sits in a similar geological setting to the Round Mountain gold mine (+13 million ounces of post production and current reserves) situated 20 kilometers to the southeast, and drilling will be designed to test the similarities.

Geophysical programs are also planned on the Company’s other two Nevada gold projects.  The Trend Project consists of a large land position that abuts the southern end of the Cortez Joint Venture in north central Nevada.  This Placer-Kennecott joint venture controls over 18 million ounces of gold in reserves/resources and has made a recent significant discovery at Cortez Hills, which stands at 5.5 million ounces of gold and is reported to be rapidly expanding.  The Trend Project lies approximately 8 kilometers south southeast of Cortez Hills and on strike with the lineation of known deposits within the district.  A significant enzyme leach soil anomaly suggesting underlying gold mineralization occurs on the Company’s claims along this lineation and a gravity survey is planned to prioritize Cortez Hills type targets for drilling.

At Black Hills in western Nevada, mapping and sampling by the Company has returned values up to 5 g/t gold related to sulphides replacing calc-silicate skarn mineralization.  Only a small portion of the potentially large host environment is exposed on surface and the Company plans an IP survey to better define sulphide distribution in preparation for drilling.

As well as its Nevada exploration programs, the Company is awaiting results from exploration conducted this summer at its Melville Diamond Project and drilling conducted by Falconbridge Ltd. at its South Voisey Bay Project.  NDT continues with its aggressive acquisition and exploration philosophy and is presently reviewing an additional Canadian precious metal property acquisition.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”_______

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.  See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: October 7, 2003